January 2021

Pricing Supplement

Registration Statement Nos. 333-236659

Dated January 27, 2021

Filed pursuant to Rule 424(b)(2)

Fixed Rate Step-Up Callable Notes due January 29, 2033

As further described below, we, JPMorgan Chase & Co., have the right to redeem the notes, in whole but not in part, on any redemption date, specified below at a price equal to the principal amount being redeemed plus any accrued and unpaid interest. Subject to our redemption right, interest will accrue and be payable on the notes, in arrears, semiannually at the interest rates specified in the table below. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled interest rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up to 2.50% per annum until later in the term of the notes. Moreover, these notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Risk Factors” in this document. The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co., issued as part of JPMorgan Chase & Co.’s Medium-Term Notes, Series E, program. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

FINAL TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$10,000,000
Payment at maturity:	On the maturity date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any redemption date.
Call feature:	On any of January 29, 2025, January 29, 2026, January 29, 2027, January 29, 2028, January 29, 2029, January 29, 2030, January 29, 2031, and January 29, 2032 (each, a “redemption date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the business day convention and the interest accrual convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company at least 5 business days and not more than 15 business days before the applicable redemption date.
Interest:

Subject to the interest accrual convention, with respect to each interest period, for each $1,000 stated principal amount note, we will pay you interest in arrears on each interest payment date in accordance with the following formula:

$1,000 × interest rate × day count fraction.

Interest period:	The period beginning on and including the original issue date of the notes and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date, subject to any earlier redemption and the interest accrual convention described below and in the accompanying product supplement
Interest payment dates:	Interest on the notes will be payable in arrears on the 29th calendar day of January and July of each year, beginning on July 29, 2021 to and including the maturity date (each, an “interest payment date”), subject to any earlier redemption and the business day convention and interest accrual convention described below and in the accompanying product supplement.
For the applicable interest period, the interest rate on your notes will be equal to:
Interest rate:	From (and including)	To (but excluding)	Interest rate
	January 29, 2021	January 29, 2025	1.50% per annum
	January 29, 2025	January 29, 2029	2.00% per annum
	January 29, 2029	January 29, 2033	2.50% per annum
The dates above refer to originally scheduled interest payment dates.
Stated principal amount:	$1,000 per $1,000 stated principal amount note
Issue price:	$1,000 per $1,000 stated principal amount note (see “Commissions and issue price” below)
Pricing date:	January 27, 2021, subject to the business day convention
Original issue date (settlement date):	January 29, 2021, subject to the business day convention
Maturity date:	January 29, 2033, subject to the business day convention
Business day convention:	Following
Interest accrual convention:	Unadjusted
Day count fraction:	30 / 360
CUSIP / ISIN:	48128G2A7 / US48128G2A72
Listing:	The notes will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions(2)	Proceeds to issuer
Per PLUS	$1,000.00	$16.50	$983.50
Total	$10,000,000.00	$165,000.00	$9,835,000.00
(1)	The price to public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $16.50 per $1,000 stated principal amount note it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Risk Factors” beginning on page PS-5 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Notes” at the end of this document.

Product supplement no. 1-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf

Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Fixed Rate Step-Up Callable Notes due January 29, 2033

The Notes

The notes offered are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Interest on the notes will accrue and be payable in arrears semiannually, as follows:

From (and including)	To (but excluding)	Interest rate
January 29, 2021	January 29, 2025	1.50% per annum
January 29, 2025	January 29, 2029	2.00% per annum
January 29, 2029	January 29, 2033	2.50% per annum

Beginning January 29, 2025, we have the right to redeem the notes, at our discretion, in whole but not in part, on any redemption date, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest. If we decide to redeem the notes, we will give you notice at least 5 business days and not more than 15 business days before the applicable redemption date. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Insolvency and Resolution Considerations

The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

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Fixed Rate Step-Up Callable Notes due January 29, 2033

Hypothetical Examples

The following examples illustrate how the hypothetical interest rate for an interest period is calculated if we choose to call the notes early or choose not to call the notes early on any redemption date in our sole discretion, assuming that the day count fraction for the applicable interest period is equal to 180 / 360. The actual day count fraction for an interest period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical interest rates in the following examples are for illustrative purposes only and may not correspond to the actual interest rates for any interest period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a redemption date and the redemption date is January 29, 2025, we will pay you $1,000 for each $1,000 stated principal amount note plus any accrued and unpaid interest at an interest rate equal to 1.50% per annum. Therefore, the interest payment per $1,000 stated principal amount note on the redemption date will be calculated as follows:

$1,000 × 1.50% × (180 / 360) = $7.50

We will pay you a principal payment of $1,000 for each $1,000 stated principal amount note on the redemption date. Therefore, you will receive $1,007.50 for each $1,000 stated principal amount note ($1,000 of principal plus $7.50 of interest) on the redemption date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on any prior redemption date and on the redemption date corresponding to the interest payment date and the interest payment date is January 29, 2026, we will pay you any accrued and unpaid interest on the applicable interest payment date at an interest rate equal to 2.00% per annum. Therefore, the interest payment per $1,000 stated principal amount note will be calculated as follows:

$1,000 × 2.00% × (180 / 360) = $10.00

We will pay you an interest payment of $10.00 for each $1,000 stated principal amount note on that interest payment date. Because the notes have not been called, you will be entitled to receive additional interest payments until the maturity date or, if the notes are redeemed earlier, the applicable redemption date. You will also receive a payment of principal on the maturity date or, if the notes are redeemed early, the applicable redemption date.

Example 3: If we choose not to call the notes prior to the maturity date and today is the maturity date, we will pay you $1,000 for each $1,000 stated principal amount note plus any accrued and unpaid interest on the maturity date at an interest rate equal to 2.50% per annum. Therefore, the interest payment per $1,000 stated principal amount note on the maturity date will be calculated as follows:

$1,000 × 2.50% × (180 / 360) = $12.50

We will pay you a principal payment of $1,000 for each $1,000 stated principal amount note on the maturity date. Therefore, you will receive $1,012.50 for each $1,000 stated principal amount note ($1,000 of principal plus $12.50 of interest) on the maturity date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

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Fixed Rate Step-Up Callable Notes due January 29, 2033

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Risks Relating to the Notes Generally

▪	We may call your notes prior to their scheduled maturity date. We may choose to call the notes early or choose not to call the notes early on any redemption date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable redemption date. The aggregate amount that you will receive through and including the applicable redemption date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
▪	The step-up notes present different investment considerations than fixed rate notes. The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, are subject to the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled interest rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a step-up fixed rate note, you should not focus on the highest stated interest rate, which usually is the final step-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
▪	The interest rate of the notes does not step up to 2.50% per annum until later in the term of the notes. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled interest rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up to 2.50% per annum until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should purchase the notes only if you are comfortable receiving the stated interest rates set forth on the cover of this pricing supplement for the entire term of the notes.
▪	Longer-dated notes may be riskier than shorter-dated notes. By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
▪	The notes are subject to JPMorgan Chase & Co.’s credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the market value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
▪	The notes are subject to reinvestment risk. If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable redemption date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the maturity date.

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Fixed Rate Step-Up Callable Notes due January 29, 2033

Risks Relating to Conflicts of Interest

▪	Economic interests of the issuer, the calculation agent, the agent of the offering of the notes and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

▪	Certain built-in costs are likely to affect adversely the value of the notes prior to maturity. While the payment at maturity described in this document is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

▪	Secondary trading may be limited. The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
▪	Secondary market prices of the notes will be impacted by many economic and market factors. The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
o	any actual or potential change in our creditworthiness or credit spreads;
o	the time to maturity of the notes;
o	interest and yield rates in the market generally, as well as the volatility of those rates; and
o	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.

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Fixed Rate Step-Up Callable Notes due January 29, 2033

Additional Information about the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Minimum ticketing size:	$1,000 / 1 note
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Tax considerations:

You should review carefully the section in the accompanying product supplement no. 1-II entitled “Material U.S. Federal Income Tax Consequences,” focusing particularly on the section “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Debt Instruments That Provide for Fixed Interest Payments at Multiple Rates.” The following, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Our special tax counsel is of the opinion that the notes will be treated as step-up fixed-rate debt instruments issued without original issue discount.

Validity of the notes:	In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 26, 2020, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 26, 2020.

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Fixed Rate Step-Up Callable Notes due January 29, 2033

Where you can find more information:

You should read this document together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement.

This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. 1-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf

• Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, “we,” “us,” and “our” refer to JPMorgan Chase & Co.

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